Mail Stop 3561

April 4, 2007

Dwight McLellan
Principal Executive Officer
Aspen Racing Stables
211 Misty Morning Drive
Calgary, Alberta T32 228

    Re: Aspen Racing Stables
            Registration Statement on Form SB-2
            Filed March 16, 2007
            File No. 333-141384

Dear Mr. McLellan:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

  1. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

2. Confirm that any persons offering or selling the securities covered by this registration statement will be not deemed to be a broker because of such persons fit within the guidelines of Rule 3a4-1.

Cover Page

3. Please revise to highlight your cross-reference to the risk factors section by prominent type or in another manner. Refer to Item 501(a)(5) of Regulation S-B.

Prospectus Summary, page 2

4. Revise the first bullet to include a discussion of your aggregate expenses to the most recent period for which financial statements are required and explain the major expenses since that period, e.g., 70 dollars a day to stable and train each of 7 horses.

Risk Factors, page 4

5. We note that the first risk factor says that you "need to receive substantially all of the maximum proceeds of the shares offered by us in this offering to proceed with our business plan." Please discuss in an appropriate place why you have set the minimum at an amount significantly below this.

6. Please include a risk factor to discuss how your suitability requirements restrict your ability to seek investment capital from those individuals that do not satisfy the requirements and how this could potentially hinder your capital raising efforts

Use of Proceeds, page 3

7. Please revise the summary operations data table to include brackets around the second $10,313 figure to clarify that it represents a net loss.

Transactions may not be profitable, page 5

8. Please revise this risk factor with a discussion of the risks of pinhooking. Is it more like an art or a science? Is it more like a form of slow motion gambling or like investing in a security where there is adequate financial and other information? Does your business plan contemplate earning a relatively small amount on each horse or breaking even or losing a small amount on most but making a large profit on horses that show extraordinary promise? And what evidence can you present that your business plan is realistic? Some or most of this information might be presented in the Business section, but it might usefully be summarized here as well.

Description of Business, page 8

9. Please provide support to us for your assertion that pinhooking is a "relatively conservative endeavor" or revise to remove this assertion. Also, expand your disclosure in this section to discuss the risks associated with pinhooking, particularly given that it is highly competitive and others have significantly greater resources. We note from page 9 that you seek to find undervalued horses that show great promise. Please revise to discuss how you go about making the selection determinations and how difficult it is to assess value and future promise.

Maintenance of Horses, page 9

10. We note that it costs you $25 a day per horse to stable and $45 per day per horse to train them. Please revise, here or elsewhere, to indicate the source of funds for these payments, the aggregate amount as of a date close to effectiveness of the registration statement, and a pro forma table showing approximately what you will need to sell each horse at in order to break even.

Management's Discussion & Analysis, page 10

11. We note that you have not yet generated revenues, and that the independent auditor's report contains a modification concerning your ability to continue as a going concern. Accordingly, please expand your disclosure to discuss the consequences should you be unable to sell sufficient shares to raise the necessary funds to pursue your business plan. Include a discussion of how long you can presently continue to satisfy your cash requirements before additional funding will be necessary to sustain the business. See Item 303 (a)(1)(i) of Regulation S-B. We also note that Tracy Sasyniuk has agreed not to call her $100,200 loan and cover your operating costs for at least the next 12 months. Please disclose whether or not you have written commitments related to these agreements and file them as exhibits if so. Finally, reconcile your disclosure at the bottom of page 10, that you have no liabilities or obligations, with the preceding disclosure that you owe Tracy Sasyniuk $100,200.

Principal Shareholders, page 11

12. We note that you provide information as of March 10, 2006. Please revise to update this section so that it is current. Refer to Item 403 of Regulation S-B.

Certain Relationships and Related Transactions, page 11

13. Please file as an exhibit the loan agreement between you and Tracy Sasyniuk. Refer to Item 601(b)(10) of Regulation S-B.

14. Please disclose here that the 5 million shares acquired by Trixy Sasyniuk-Walt for $5,000 on March 14, 2006 was paid for by Tracy Sasyniuk on March 12, 2007.

Description of Securities, page 13

15. It is unclear from your disclosure whether you have 110 million total authorized shares with 100 million being common stock and 10 million being preferred stock, or you have 220 million total authorized shares with 110 million being common stock and 110 million being preferred stock.

Legal Matters, page 14

16. Please disclose the name of your legal counsel and provide the information required by Item 509 of Regulation S-B if applicable.

Additional Information, page 14

17. We note your disclosure that you have in the past filed periodic reports, proxy statements and other information with the Commission, however it appears that you have not made, nor were required to make, such past filings. Please clarify and revise as necessary.

Financial Statements, page 15

18. We remind you to update your financial statements in the next amendment. Also please advise us of the aggregate cost of the insurance of the horses and under what category that is contained in the financial statements.

Part II

Recent Sales of Unregistered Securities, page II-1

19. We note your disclosure in the last paragraph that the 5 million shares owned by Trixy Sasyniuk-Walt are restricted and may not be transferred "unless and until the effectiveness of this registration statement." As it does not appear that you are registering these shares with this registration statement, please revise to remove this statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact John Stickel at (202) 551-3324 with any questions. If you need further assistance, you may contact me at (202) 551-3755.

Regards,

Max A. Webb
Assistant Director